DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR September 11, 2003

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable









				   FORM 27

                  MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                   OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    September 11, 2003

3.  Press Release
    -------------

    September 11, 2003

4.  Summary of Material Change
    --------------------------

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB:DYMTF), Bruks Klockner and UMA Engineering announced today that a preliminary evaluation of a waste-to-energy system capable of converting wood residue into BioOil has been completed. The evaluation, carried out for one of British Columbia's existing forest operations, estimates the cost of conversion to be less than CDN$ 4.00 per gigajoule of energy, well below the current and historical prices of natural gas.

Natural gas prices have escalated over the past two years with peak well head prices exceeding CDN$10 per gigajoule. Price escalation and volatility is a significant concern within the sector. DynaMotive's system, currently under development, processes residue produced by wood sector operations, potentially providing a secure supply of energy at a reduced cost, increase natural resource utilization and favorably impact the environment. BioOil, by virtue of being derived from bio-mass, is considered to be a green house gas neutral fuel, has no sulfur and low nitrogen oxide emissions.

BioOil can be used directly at the point of production without requirement for refining. Direct BioOil use has been demonstrated in boilers (lumber kilns, lime kilns) and in Magellan Aerospace Corp., Orenda Industrial power generation turbines.

Based on current evaluation, the opportunity for shipment of BioOil at competitive prices also arises. Cost of transportation is a significant factor in delivering energy commodities. Bio Oil has approximately seven times the energy density of dry forest and sawmill residue, giving BioOil a significant logistical and transportation cost advantage over solid bio-mass.

DynaMotive intends to deliver the first system to Erie Flooring and Wood Products. The fuel would be utilized to drive an Orenda power generation system capable of generating 2.5 megawatts of electricity and 12,000 lbs/hr pounds of steam for Erie Flooring's operations. A second system will be constructed for applications within the forest industry. Ramsay Machine Works has been selected as the plant fabricators for the two plants.


5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 11th day of September, 2003


                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                           (signed)        "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION       News Release - September 11, 2003

         Design and Economic Evaluation for BioOil System Completed Conversion Cost Predicted at Under 60% of Natural Gas Average Price for the
                          Past Twelve Months

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB:DYMTF), Bruks Klockner and UMA Engineering announced today that a preliminary evaluation of a waste-to-energy system capable of converting wood residue into BioOil has been completed. The evaluation, carried out for one of British Columbia's existing forest operations, estimates the cost of conversion to be less than CDN$ 4.00 per gigajoule of energy, well below the current and historical prices of natural gas.

Natural gas prices have escalated over the past two years with peak well head prices exceeding CDN$10 per gigajoule. Price escalation and volatility is a significant concern within the sector. DynaMotive's system, currently under development, processes residue produced by wood sector operations, potentially providing a secure supply of energy at a reduced cost, increase natural resource utilization and favorably impact the environment. BioOil, by virtue of being derived from bio-mass, is considered to be a green house gas neutral fuel, has no sulfur and low nitrogen oxide emissions.

BioOil can be used directly at the point of production without requirement for refining. Direct BioOil use has been demonstrated in boilers (lumber kilns, lime kilns) and in Magellan Aerospace Corp., Orenda Industrial power generation turbines.

Based on current evaluation, the opportunity for shipment of BioOil at competitive prices also arises. Cost of transportation is a significant factor in delivering energy commodities. Bio Oil has approximately seven times the energy density of dry forest and sawmill residue, giving BioOil a significant logistical and transportation cost advantage over solid bio-mass.

DynaMotive intends to deliver the first system to Erie Flooring and Wood Products. The fuel would be utilized to drive an Orenda power generation system capable of generating 2.5 megawatts of electricity and 12,000 lbs/hr pounds of steam for Erie Flooring's operations. A second system will be constructed for applications within the forest industry. Ramsay Machine Works has been selected as the plant fabricators for the two plants.

Commenting on the development Andrew Kingston, President & CEO of DynaMotive said, "Our objective of being able to compete favorably with fossil fuels on level terms in industrial applications is quickly becoming a reality. Being able to do so emphatically at a base level opens multiple opportunities for DynaMotive. The development of this system has been made possible through the support of our partners."

"The installed system has an estimated cost of CDN$ 7,300,000 would capable of processing 200 tonnes per day (wet) bio- mass and provide sufficient BioOil to displace 400,000 gigajoules of natural gas per annum. Operational costs and royalties on energy production for such a plant were estimated at CDN$900,000 per annum, with finance costs and capital amortization estimated at CDN$ 700,000 per annum. The evaluation considers zero transfer cost for wood residue"

Bruks-Klockner is a world leading company for wood processing equipment, with a focus on waste wood and bark preparation for energy plants including chippers, shredders, hammer mills and a newly-patented environmentally friendly low temperature dryer. With more than 100 years as a machine and plant supplier, Bruks-Klockner Wood Technology sets the standard for the wood industry worldwide. Landmark technological developments, as exemplified by the drum chipper, have become staples in all areas of wood processing.

UMA provides consulting, engineering, construction and management services to the community infrastructure, earth and water, transportation, and industrial market sectors. It is an employee-owned company with offices throughout Canada and in the United States and Mexico and has been in business for more than 90 years.


DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources (traditionally discarded by the agricultural and forest industries), and economically convert them into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.


For more information on DynaMotive, please call:
Corporate Communications
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005          Email: investor@DynaMotive.com
Website: www.DynaMotive.com

In Europe, contact:
Antony Robson                 Managing Director
Tel: (44) 0207 550 3872       Fax:  (44) 0207 409 2304

or US  enquiries, contact:
James Acheson                 Chief Operating Officer
DynaMotive Corporation
Tel: (323) 460-4900           Fax:  (323) 465-2617
Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.